Law Offices of Kristin M. Cano

19800 MacArthur Boulevard., Suite 1000

Irvine, California 92612

Telephone (949) 759-1505

Telefax (949) 640-9535

cano@securities-law.com

December 28, 2018	Via Edgar & Email

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Scott Anderegg, Attorney Advisor
Mara L. Ransom, Assistant Director

Re:	American Diversified LLC
Offering Statement on Form 1-A
Filed October 9, 2018
File No. 024-10904
Comment Letter Dated December 4, 2018

Dear Mr. Anderegg:

This letter is submitted on behalf of our client, American Diversified Energy, LLC (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated December 4, 2018 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A/A (File No. 024-10904) filed with the Commission on November 15, 2018 (the “Offering Statement Amendment No. 1”). For your convenience, we have reproduced the comments below, followed by our responses. The Company has provided the additional disclosures requested by the Staff in the Company’s Pre-Qualification Amendment No. 2 to the Offering Statement, filed on December 28, 2018 (“Amendment No. 2”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. If the Staff would like marked copies of Amendment No. 2 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 2”) marked against the Offering Statement Amendment No. 1, please so advise and we would be happy to provide them.

Form 1-A Amendment No.1 filed November 15, 2018 Summary of the Offering

The Power Purchase Agreement with The Crescent City Harbor District, page 5

Comment No. 1	Your response to comment 1 indicates that the disclosures reflect anticipated net income; however, the disclosure on page 68 still refers to anticipated revenues. Please revise or explain.

Response to Comment No. 1

The Offering Circular at Page 68 has been amended to reflect, that it is estimated that over the 25 years, the Company will have received total net energy income of $5,216,263 and not $5,215,992 from the sale of energy and $703,795 from the sale of green energy credits, for total $5,920,158 and $5,919,787 from the Harbor District Property, representing an approximate 19.4% internal rate of return and return on investment. The variance in the number was do to an error in the federal tax credit. Additionally, IRR is more accurate and ROI was the tag of the engineer producing the proforma.

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Comment No. 2	Please show us how you calculated an approximate 19.3% return on investment. Reconcile the cost used in this calculation to amounts disclosed in the filing.

Response to Comment No. 2

The modified financial proformas for Crescent City Project to show a standardized financial overview and calculation replacing the return on investment (ROI) with investment rate of return (IRR). Furthermore, we have added a cash on cash return (CoC) to show how the project preforms each year and the average of all 25 years.

The IRR was changed from 19.3% to 19.4% due to a minor adjustment to the year 15 Federal Tax Credit which is 10% ($18,900) not 1% ($1,890). As you can see over the 25 year period the IRR increases due to cash flow coming in each year in order to pay back the equity and then each year after 3.7 years the cash flow is profit. The profit continues to rise with no additional equity needed which therefore brings the IRR higher.

The cash on cash return shows the average annual return over the 25 year period to be 11.38%. Year 1 returns are much higher at 79.23%, than other years, due to the Federal and State Credits and Depreciation. Thereafter, the annual cash flow steadily increases from the electrical price increase which in turn adds additional annual return each year.

Please also see Graph entitled “Investment Summary.” The total summary at the bottom of the page showing the positives of our client utilizing our solar panels and the PPA payments required. This shows a 24.20% savings over the 25 year period. The increase in rates is from the PPA agreement.

Dilution, page 34

Comment No. 3	We are reissuing comment 4 as we are unable to locate your revision. Reference is made to your discussion of the issuance of Class E Units on page 38. Please revise to state that the Class E Units were issued in exchange for a capital contribution of $50,000 rather than $50,000,000.

Response to Comment No. 3

The typographical error of $50,000,000 has been corrected and it now reads “$50,000.”

Comment No. 4	Reference is made to the table on page 38, specifically the line "Post-Regulation A Offering Units Outstanding at 7/1/18." It appears the period should be 07/31/18 rather than 07/1/18. Please revise or advise.

Response to Comment No. 4

The typographical error of 07/1/18 has been corrected and it now reads “07/31/18.”

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Compensation of Directors and Executive Officers, page 79

Comment No. 5	We note your response to comment 15. Please provide us with an explanation why you have not provided disclosure of the amounts of your executive compensation for the last fiscal year in the format required by Item 11 of Offering Circular of Form 1-A. Otherwise please provide this disclosure in the format required by Item 11.

Response to Comment No. 5

We have clarified our previous response about Executive Compensation and we have inserted a Table in accordance with Item 11 that reflects the compensation receive by our Co-Managers/Executive Officer for both the last complete fiscal year and the interim period.

Note 9 - Subsequent Events

Phases of the Crescent City Harbor Project, page F-23

Comment No. 6	We are reissuing comment 25 as we are unable to identify consistent disclosures with regards to the amounts of kilowatts expected to be generated during phases one through four and in the aggregate. Please explain why the kilowatts generated for phases one through four are not consistent with your disclosure beginning on page 69. For instance, here you disclose phase one will generate 597.8 kilowatts however, page 69 indicates phase one will generate 387 kilowatts. Please address and revise each phase as necessary. Additionally, we noted inconsistencies with regards to the amount of kilowatts at specific phases of the project on pages 42 and 58. Please ensure consistency throughout your document.

Response to Comment No. 6

We have made appropriate revisions in the amended Offering Circular and the Notes to the Financial Statements to reflect that there will be a 1 mega watt installation in 2 phases and that this was consistently presented in the Offering Circular and F/S.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate your time and attention and the Staff’s timely response.

Very truly yours,

/s/ Kristin M. Cano
Kristin M. Cano

cc: via email

Julio Macedo

Neil Zoller

Michael McKennon

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